SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 14D-1
                            (AMENDMENT NO. 1)
                          TENDER OFFER STATEMENT
   PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   AND
                               SCHEDULE 13D
                            (AMENDMENT NO. 1)

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ________________

                   BUTTREY FOOD AND DRUG STORES COMPANY
                        (NAME OF SUBJECT COMPANY)

                       LOCOMOTIVE ACQUISITION CORP.
                            ALBERTSON'S, INC.
                                (BIDDERS)
                             ________________

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (TITLE OF CLASS OF SECURITIES)
                             ________________

                                124234105
                  (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ________________

                          THOMAS R. SALDIN, ESQ.
                            ALBERTSON'S, INC.
                         250 PARKCENTER BOULEVARD
                               P.O. BOX 20
                            BOISE, IDAHO 83726
                        TELEPHONE: (208) 395-6200
                        FACSIMILE: (208) 395-6225
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 COPY TO:
                        THEODORE J. KOZLOFF, ESQ.
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                   FOUR EMBARCADERO CENTER, SUITE 3800
                     SAN FRANCISCO, CALIFORNIA 94111
                        TELEPHONE: (415) 984-6400
                        FACSIMILE: (415) 984-2698

                            FEBRUARY 23, 1998
    (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)




                        CALCULATION OF FILING FEE
                   TRANSACTION VALUATION* $141,424,821
                       AMOUNT OF FILING FEE $28,285

 _____________
 * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 9,124,182 shares of common stock, $.01 par value (the "Shares"), of Buttrey Food and Drug Stores Company at a price of $15.50 per Share in cash. Such number of Shares represents the 8,644,631 Shares outstanding as of January 23, 1998 and assumes the issuance prior to the consummation of the Offer of 479,551 Shares upon the exercise of outstanding options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $28,285
 Form or Registration No.: Schedule 14D-1 and Schedule 13D
 Filing Party: Locomotive Acquisition Corp. and Albertson's, Inc.
 Date Filed: January 26, 1998



      This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on January 26, 1998 (the "Schedule 14D-1") by Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"), at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2), respectively, to the
 Schedule 14D-1. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1.

                               TENDER OFFER

      The penultimate sentence of the introductory paragraph of the
 Schedule 14D-1 is hereby amended and restated to read as follows :

           This Statement also constitutes a Statement on Schedule 13D of each of Purchaser and Parent with respect to both (i) the irrevocable proxy granted to Parent, and (ii) the option granted to Parent, each pursuant to the Tender and Option Agreement, dated as of January 19, 1998, by and among Parent, Purchaser and FS Equity Partners II L.P., a California limited partnership (the "Major Stockholder"), to purchase from the Major Stockholder 4,389,879 Shares (approximately 50.8% of the Shares outstanding on January 23, 1998) at $15.50 per Share.

 ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      Item 7 is hereby amended and supplemented by incorporating by reference therein the information set forth in Section 9.

 ITEM 10.  ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Parent on February 23, 1998, a copy of which is filed as Exhibit (a)(10) to the Schedule 14D-1.

      Item 10(f) is hereby further amended and supplemented by the following:

      (1) The second sentence of the first paragraph of Section 2 is hereby amended and restated to read as follows:

              All determinations concerning the satisfaction of such terms and conditions will be within the reasonable judgment of Parent or Purchaser.

      (2)  Section 11 is hereby supplemented to add the following:

                   Pursuant to an agreement, dated as of February 23,
              1998, by and among Parent, Purchaser and the Company, the parties agreed to extend the Expiration Date of the Offer to 12:00 midnight, New York City time, on April 30, 1998. In the event that all conditions to the Offer are satisfied on or before the day that is 10 business days prior to the Expiration Date, the Expiration Date will be changed to 12:00 midnight, New York City time, on the day that is 10 business days following the date on which Parent and Purchaser file with the Commission an amendment to the Schedule 14D-1 noting such change. In the event that Parent and Purchaser so change the Expiration Date, Parent and Purchaser shall, upon the filing with the Commission of the amendment to the
              Schedule 14D-1 noting such change, waive any and all rights either of them may have to further extend the Expiration Date, including any such right which may be provided by the Merger Agreement. Notice of such
              Schedule 14D-1 amendment will be given to the Company's stockholders promptly by press release and by a mailing thereto.

      (3) The introductory clause of the second sentence of the first paragraph of Section 15 is hereby amended and restated to read as follows:

              Notwithstanding any other provisions of the Offer, and subject to the terms of the Merger Agreement, Purchaser shall not be obligated to accept for payment any Shares until expiration of the applicable waiting periods under the HSR Act, and Purchaser shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of or payment for, any Shares tendered in the Offer, or if the Minimum Condition shall not have been satisfied, Purchaser may terminate or amend the Offer (subject to Purchaser's obligation to extend the Offer pursuant to the Merger Agreement -- See
              Section 11) if, prior to the Expiration Date, any of the following events shall have occurred and remain in effect:

      (4)  Section 15 is hereby supplemented to add the following:

              Parent has received a second request from the FTC for information pursuant to the HSR Act. Parent has agreed with the FTC not to complete substantial compliance with such request earlier than March 23, 1998. Under the HSR Act, Purchaser cannot purchase Shares tendered pursuant to the Offer any earlier than 10 days after it substantially complies with the second request absent an agreement with the FTC.

 ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      (a)(10)   Press Release of Parent dated February 23, 1998.

      (c)(4) Extension, Early Termination and Waiver Agreement, dated as of February 23, 1998, by and among Parent, Purchaser and the Company.



                                SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: February 23, 1998

                                      LOCOMOTIVE ACQUISITION CORP.


                                      By: /s/ Gary G. Michael
                                         -------------------------------
                                      Name:  Gary G. Michael
                                      Title: President


                                      ALBERTSON'S, INC.


                                      By: /s/ Gary G. Michael
                                          ------------------------------
                                      Name:  Gary G. Michael
                                      Title: Chairman of the Board
                                             and Chief Executive Officer




                            INDEX TO EXHIBITS

 EXHIBIT
 NUMBER        EXHIBIT
 -------       -------
 (a)(10)       Press Release of Parent dated February 23, 1998.
 (c)(4)        Extension, Early Termination and Waiver Agreement, dated
               as of February 23, 1998, by and among Parent, Purchaser and the Company.